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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 000-55103

TOWER ONE WIRELESS CORP
(Translation of registrant’s name into English)

Suite 600 - 535 Howe Street
Vancouver, BC V6C 2Z4
(604) 559-8051
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______.

Exhibit

99.1	ASC participation fee form 13-501 F1
99.2	OSC participation fee form 13-502 F1
99.3	Escrow Agreement
99.4	Preliminary short form prospectus
99.5	Addition of reporting jurisdictions to previous filings
99.6	Receipt for preliminary short form prospectus
99.7	Tower One business presentation
99.8	News release dated December 5, 2018
99.9	Report of exempt distribution with a closing date of December 3, 2018
99.10	Notice of meeting and record date for AGSM on February 5, 2019
99.11	Officer's certification dated December 20, 2018
99.12	Notice of meeting
99.13	Information circular
99.14	Form of proxy
99.15	Voting instruction form
99.16	NI card
99.17	Report of exempt distribution with a closing date of December 31, 2018
99.18	News release dated January 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tower One Wireless Corp
(Registrant)

Date: February 6, 2019	By:	/s/ Alejandro Ochoa
	Name:	Alejandro Ochoa
	Title:	Chief Executive Officer

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